This letter is being refiled for the sole purpose of including a conformed signature. The dates, and all other aspects of this letter are unchanged.

August 30, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	PainCare Holdings, Inc. Form 10-KSB for Fiscal year Ended December 31, 2004,
File No. 001-14160

Dear Mr. Rosenberg:

I am writing in response to your letter dated July 26, 2006 regarding the above referenced filing. Please find our responses outlined below.

1)	“Please revise to present your compensation expense – variable options within the appropriate line items on the financials statements or clarify on the face as to what line items they relate.”

       The information in bold type below will be added to the amended Form 10-K for the year 2005 that the Company will file shortly. The Company will also include compensation expense – variable options in general and administrative expenses in the financials for all periods presented. The Company included this change in the 10-Q filed on August 14, 2006 for the second quarter of 2006. A discussion was included in the Management Discussion and Analysis Item 7 for further clarification since this is a significant item to the classification.

      “Operating expenses increased by $21,817,253 to $43,612,622 for fiscal 2005, from $21,795,369 for fiscal 2004, representing an increase of approximately 100.1% . General and administrative expenses increased to $38,084,609 from $20,052,066, representing an increase of 90.0% . This increase is primarily the result of New-Practices acquired/managed since December 31, 2004. General and administrative expenses at corporate increased to $9,663,000 from $5,866,000, representing an increase of 64.7% . This increase is primarily comprised of the following expenses: $846,954 for salaries and payroll taxes, $988,092 for Sarbanes-Oxley consulting and travel expenses, $590,283 for EDX and IAJP servicing fees, $421,204 for consulting fees, $487,199 for legal fees and $149,346 for accounting and audit fees. In addition, compensation expense related to our variable stock option plan

Response to SEC
Comment Letter dated July 26, 2006

increased to $2,382,259 from $356,590, representing an increase of 568%, was included in general and administrative expenses.

2)	“Due to the large volume of restatements affecting numerous line items, please revise to present a tabular presentation of a reconciliation of each revision made to each line item on the financial statements and the reason for the change to each line item. The amounts in the reconciliation should agree to the detailed notes of the facts and circumstances surrounding the restatement.”

       The information in the following table will be added to the amended Form 10-K for the year 2005 that the Company will file shortly. A revision for each line item is included in tabular format as follows:

(a)	Restatement for the accounting for derivative financial instruments
(b)	Restatement for the accounting for stock options
(c)	Restatement for the accounting for purchase acquisition transactions

       The following tables present the effect of the changes to the balance sheets for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005.

December 31, 2003

	As Previously Reported	Adjustments 2000	Adjustments 2001	Adjustments 2002	Adjustments 2003	Adjustments Description	As Restated

Accrued compensation expense	-	-	16,000	855,000	13,532,700	(b)	14,403,700
Other assets	2,680,665	159,309	78,696	303	490,739	(c)	3,409,712
Goodwill	21,946,735	(96,738)	(12,186)	(347,186)	4,911,505	(c)	26,402,130
Deferred taxes, asset - current	-	-	-	190,000	(190,000)	(a),(b),(c)	-
Deferred taxes, asset - non current	-	-	6,000	65,000	4,411,000	(a),(b),(c)	4,482,000
Deferred taxes, liability - non current	683,300	64,491	178,391	418,190	(147,917)	(a),(b),(c)	1,196,455
Additional paid in capital	21,700,894	-	54,400	(327,400)	2,720,976	(a),(b),(c)	24,148,870
Retained earnings	1,769,393	(1,919)	(176,281)	(1,037,673)	(12,695,748)	(a),(b),(c)	(12,142,228)
Accounts payable and accrued
expenses	639,668	-	-	-	61,001	(c)	700,669
Income tax payable	-	-	-	-	63,385	(a),(b),(c)	63,385
Convertible debentures	11,018,616	-	-	-	(2,439,336)	(a)	8,579,280
Derivative instruments	-	-	-	-	8,528,184	(a)	8,528,184

Response to SEC
Comment Letter dated July 26, 2006

December 31, 2004
	As Previously Reported		Adjustment 2000	Adjustment 2001	Adjustment 2002	Adjustment 2003	Adjustment 2004	Adjustment Description	As Restated
Accrued compensation expense	-		-	16,000	855,000	13,532,700	356,590	(b)	14,760,290
Other assets	4,628,770		159,309	78,696	303	490,739	1,265,543	(c)	6,623,361
Goodwill	55,237,910		(96,738)	(12,186)	(347,186)	4,911,506	2,124,495	(c)	61,817,801
Deferred taxes, asset - current	-		-	-	190,000	(190,000)	130,000	(a),(b),(c)	130,000
Deferred taxes, asset - non current	-		-	6,000	65,000	4,411,000	161,000	(a),(b),(c)	4,643,000
Deferred taxes, liability - non current	1,500,200		64,491	178,391	418,190	(147,917)	92,722	(a),(b),(c)	2,106,077
Additional paid in capital	47,995,110		-	54,400	(327,400)	2,720,976	5,096,601	(a),(b),(c)	55,539,687
Retained earnings		7,499,546	(1,919)	(176,281)	(1,037,673)	(12,695,748)	(7,231,635)	(a),(b),(c)	(13,643,710)
Accounts payable and accrued expenses		693,682	-	-	-	61,001	(2,639)	(c)	752,044
Income tax payable	2,199,100		-	-	-	63,385	1,677,487	(a),(b),(c)	3,939,972
Convertible debentures	21,071,000		-	-	-	(2,439,336)	1,351,830	(a)	19,983,494
Derivative instruments		-	-	-	-	8,528,184	4,836,351	(a)	13,364,535
Due from shareholder	1,794,957		-	-	-	-	(1,388,731)	(c)	406,226
Current portion of convertible
debentures	3,885,000		-	-		-	(3,885,000)	(a)	-
September 30, 2005
	As Previously Reported	Adjustments 2000	Adjustments 2001	Adjustments 2002	Adjustments 2003	Adjustments 2004	Adjustments 2005	Adjustments Description	As Restated
Cash	18,086,682	-	-	-	-	-	3,750,000	(c)	21,836,682
Accrued compensation expense	-	-	16,000	855,000	13,532 ,700	356,590	6,735,863	(b)	21,496,153
Other assets	6,522,189	159,309	78,696	303	490,739	1,265,543	748,725	(c)	9,265,504
Goodwill	85,069,645	(96,738)	(12,186)	(347,186)	4,911,505	2,124,495	5,308,421	(c)	96,957,956
Deferred taxes, asset - current	-	-	-	190,000	(190,000)	130,000	2,601,000	(a),(b),(c)	2,731,000
Deferred taxes, asset - non current	-	-	6,000	65,000	4,411,000	161,000	-	(a),(b),(c)	4,643,000
Deferred taxes, liability - non current	715,752	64,491	178,391	418,190	(147,917)	92,722	1,555,124	(a),(b),(c)	2,876,753
Additional paid in capital	85,243,879	-	54,400	(327,400)	2,720,976	5,096,601	7,675,516	(a),(b),(c)	100,463,972
Retained earnings	16,610,811	(1,919)	(176,281)	(1,037,673)	(12,695,748	(7,231,635)	(16,395,201)	(a),(b),(c)	(20,927,647)
Accounts payable and accrued expenses	2,316,636	-	-	-	61,001	(2,639)	(60,811)	(c)	2,314,187
Income tax payable	3,851,709	-	-	-	63,385	1,677,487	(1,349,652)	(a),(b),(c)	4,242,929
Convertible debentures	10,456,000	-	-	-	(2,439,336)	1,351,830	(13,946)	(a)	9,354,548
Derivative instruments	-	-	-	-	8,528,184	4,836,351	2,635,767	(a)	16,000,302
Due from shareholder	2,954,580	-	-	-	-	(1,388,731)	-	(c)	1,565,849
Acquisition consideration paid in escrow	14,525,761	-	-	-	-	-	(14,525,761)	(c)	-
Property and equipment, net	10,935,321	-	-	-	-	-	(240,588)	(c)	10,694,733
Current portion of notes payable	9,812,713	-	-	-	-	-	(7,025,761)	(a)	2,786,952
Common stock	5,514	-	-	-	-	-	(102)	(c)	5,412
Current portion of convertible debentures	-	-	-	-	-	(3,885,000)	3,885,000	(a)	-

Response to SEC Comment Letter dated July 26, 2006 Page 4 of 14

The following table presents the effect of the restatement on the income statement:

December 31, 2000
	As Previously		Adjustment	As
	Reported	Adjustments	Description	Restated
Amortization	-	1,919	(c)	1,919

December 31, 2001

	As Previously		Adjustment	As
	Reported	Adjustments	Description	Restated
Amortization	-	32,281	(c)	32,281
Selling, general and administrative	2,151,046	16,000	(b)	2,167,046
Income tax provision	-	128,000	(c),(b)	128,000

December 31, 2002
	As Previously		Adjustment	As
	Reported	Adjustments	Description	Restated
Amortization	-	32,673	(c)	32,673
Selling, general and administrative	3,468,515	855,000	(b)	4,323,515
Income tax provision	234,440	150,000	(c),(b)	384,440

December 31, 2003

	As Previously		Adjustment	As
	Reported	Adjustments	Description	Restated
Amortization	61,463	52,174	(c)	113,637
Selling, general and administrative	7,543,915	13,771,098	(b)	21,315,013
Income tax provision	670,300	(4,344,658)	(c),(b),(a)	(3,674,358)
Interest expense	487,786	43,372	(a)	531,158
Derivative expense	-	3,173,763	(a)	3,173,763

December 31, 2004

	As Previously		Adjustment	As
	Reported	Adjustments	Description	Restated
Amortization	274,345	274,884	(c)	549,229
Selling, general and administrative	19,832,237	576,419	(b)	20,408,656
Income tax provision	3,086,000	1,324,587	(c),(b),(a)	4,410,587
Interest expense	1,708,077	1,755,600	(a)	3,463,677
Derivative expense	-	3,256,372	(a)	3,256,372
Revenues	37,961,673	(43,773)	(c)	37,917,900

September 30, 2005

	As Previously		Adjustment	As
	Reported	Adjustments	Description	Restated

Response to SEC Comment Letter dated July 26, 2006 Page 5 of 14

Amortization	333,661	538,610	(c)	872,271
Selling, general and administrative	24,218,347	6,763,334	(b)	30,981,681
Income tax provision	5,608,200	(2,452,204)	(c),(b),(a)	3,155,996
Interest expense	2,355,325	1,442,113	(a)	3,797,438
Derivative expense	-	10,103,350	(a)	10,103,350

3)	“Refer to your response to our comment 11 in our December 14, 2005 comment letter. Please explain how the physician referral network complies with the separability criteria in paragraph 39 of FAS 141. If you continue to believe that it is an asset, please identify the asset, the term of amortization and the basis for the amortization period.”

           The information in bold type below will be added to the amended Form 10-K for the year 2005 that the Company will file shortly. The physician referral network cannot be separately divided from any acquired entity and sold or rented by itself or on its own. The physician’s referral network is clearly linked, however, to the physician and his employment agreement and, therefore, according to paragraph 39 of FAS 141 is treated as an intangible asset. The employment agreement can be sold, transferred or exchanged. Therefore, if the physician’s employment agreement is separable then the related referral network is a separate asset as it can be exchanged in combination with any sale or transfer of the employment contract.

         The separately identifiable intangible asset is the physicians’ referral network. The referral network represents other doctors in the community who refer their patient base to the Company’s physicians who practice in a discipline to meet their patient’s needs. The referral network is clearly linked to the physicians’ employment agreements. The amortization term is seven years which represents the five year employment agreement the Company enters into with each physician plus the two years of an additional non-compete agreement. The value of the referral network should be amortized over the employment term and the non-compete period of the physician since that represents the period of time the Company benefits from the arrangement.

4)	“You state that you have adjusted the purchase prices of each of your business acquisitions by correcting the value of your shares issued to their value at the date of acquisitions. Please tell us how your policy complies with EITF 99-12.”

     The Company originally recorded acquisitions using the date on which assets are received and other assets are given in the combination. The restatement item is around the misapplication of SFAS 141 paragraph 22 and EITF 99-12 Issue 1 stating that the equity should be valued over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. The Company performed a detailed analysis of each acquisition and adjusted the purchase price based on that analysis to become compliant with the SFAS and EITF. The details of each acquisition are expanded further in Response #8 – Goodwill. The adjustments present the changes necessary to reflect the equity consideration measured a few days before and after the announcement date.

Response to SEC
Comment Letter dated July 26, 2006

5)	“You state that you previously reported in September 2005 an acquisition that was not consummated until January 2006 and you have corrected for this error. Please tell us the nature and circumstances of this error and clarify in the filing what revisions were made to the financial statements as a result of this restatement.”

       The Company originally recorded the acquisition as an increase to Acquisition paid in escrow with a subsequent increase to common stock and additional paid in capital. The escrow agreement was written in such a manner that either party could effectively back out prior to final escrow closing. The Company, therefore, had to change the accounting to reflect that the stock and cash paid to an escrow agent were not, in fact, paid as consideration at September 30, 2005. The deal was closed on January 3, 2006. The original accounting on September 26, 2005 had to be reversed and corrected to reflect the actual closing date. This resulted in acquisition consideration paid in escrow being reduced to zero with a reduction to common stock and additional paid in capital for 1,176,937 shares and cash being increased by $3,750,000.

6)	“Please clarify the nature of the asset recorded in the Denver Pain Management acquisition and the basis for the amortization period.”

       On April 29, 2004, the Company closed a merger pursuant to a Merger Agreement with its wholly-owned subsidiary, PainCare Acquisition Company X, Inc. (PNAC X), and Denver Pain Management (DPM), a Colorado corporation. Effective August 27, 2004, DPM and PNAC X entered into an addendum to their agreement whereby the initial consideration to be paid to the shareholders was reduced from $3,750,000 to $700,000 of which $100,000 is payable in cash and the balance of $600,000, is payable with 200,000 shares of common stock priced at $3.00 per share. In addition, the former owners of DPM may receive up to $6,800,000 in additional consideration if certain net earnings goals are achieved in each of the first three fiscal years following the closing. DPM is a pain management practice located in Denver, Colorado. The center is run by Robert Wright, M.D., a board certified pain management physician.

       The addendum also reduced the contract term from a period of forty years to nine years. In accordance with EITF 97-2 the agreement is for a term less than that requiring consolidation in the Company’s financials. The management agreement is subsequently treated as an intangible asset contract right. This contract right is being amortized over the contract term of nine years.

7)	“Please explain the basis for the restatement to the line item, Acquisition consideration paid in escrow. Provide us detail as to the nature of the adjustment and disclose how you accounted for the transaction and why.”

       See item #5 as this line item was specific to the restatement for that acquisition.

Response to SEC
Comment Letter dated July 26, 2006

8) “Provide us an analysis of the change in goodwill and clarify in the filing why goodwill has changed. Quantify each change in goodwill for each of your business acquisitions that were restated.”
The information in bold type and the following table below will be added to the amended Form 10-K for the year 2005 that the Company will file shortly. Goodwill changed as part of the restatement due to an allocation for specifically identifiable intangibles and subsequent recording of the difference between book and tax to deferred taxes, and for adjustments associated with recorded equity issued for acquisition consideration. Please see the table below outlining the changes by practice:

	Total at 12/31/03	Adjustments for identifiable intangibles	Adjustments for equity analysis initial acq.	Adjustments for equity analysis contingent payments during 2003	Restated Total at 12/31/03
Advanced Orthopedics of South Florida (AOSF)	$ 3,055,028	$(66,586)	-	-	$ 2,988,442
Rothbart Pain Clinic (RPC)	1,916,294	(96,738)	-	(64,403)	1,755,153
Pain & Rehabilitation Network (PRN)	1,043,271	(19,786)	(200,000)	-	823,485
Medical Rehabilitation Specialists (MRS)	2,679,947	(37,590)	825,000	-	3,467,357
Associated Physicians Group (APG)	2,977,918	(92,893)	2,145,000	-	5,030,025
Spine & Pain Center (SPC)	1,281,722	(28,670)	122,222	-	1,375,274
Health Care Center of Tampa (HCCT)	3,087,144	(58,096)	895,102	-	3,924,150
Bone & Joint Surgical Clinic (BJSC)	2,494,459	(139,272)	558,154	-	2,913,341
Kenneth M. Alo, M.D., P.A. (KMA)	3,410,952	(24,937)	738,889	-	4,124,904

Total Goodwill	$21,946,735	$(564,568)	$5,084,367	$(64,403)	$26,402,131

	Total at 12/31/04	Adjustments for identifiable intangibles	Adjustments for equity analysis initial acq.	Adjustments for equity analysis contingent payments during 2003	Adjustments for equity analysis contingent payments during 2004	Restated Total at 12/31/04
Advanced Orthopedics of South Florida (AOSF)	$3,980,153	$(66,586)	-	-	-	$3,913,567
Rothbart Pain Clinic (RPC)	2,364,667	(96,738)	-	(64,403)	3,464	2,206,990
Pain & Rehabilitation Network (PRN)	2,420,248	(19,786)	(200,000)	-	466,666	2,667,128
Medical Rehabilitation Specialists (MRS)	3,596,615	(37,590)	825,000	-	(60,109)	4,323,916
Associated Physicians Group (APG)	3,894,585	(92,893)	2,145,000	-	985,416	6,932,108
Spine & Pain Center (SPC)	1,729,830	(28,670)	122,222	-	-	1,823,382
Health Care Center of Tampa (HCCT)	4,465,410	(58,096)	895,102	-	-	5,302,416
Bone & Joint Surgical Clinic (BJSC)	3,546,143	(139,272)	558,154	-	-	3,965,025
Kenneth M. Alo, M.D., P.A. (KMA)	4,695,879	(24,937)	738,889	-	-	5,409,831
Denver Pain Management (DPM)	-	-	(22,000)			(22,000)

Response to SEC
Comment Letter dated July 26, 2006

Georgia Surgical Centers, Inc. (GSC)	1,921,227	(18,059)	157,197	-	-	2,060,365
Dyamic Rehabilitation Centers, Inc. (Dynamic)	3,883,103	(88,301)	435,885	-	-	4,230,687
Rick Taylor, D.O., P.A. (Taylor)	3,931,361	(74,030)	365,542	-	-	4,222,873
Benjamin Zolper, M.D., P.A. (Zolper)	1,463,115	(51,543)	185,088	-	-	1,596,660
Center for Pain Management (CPM)	13,345,574	(160,721)	-	-	-	13,184,853

Total Goodwill	$55,237,910	$(957,222)	$6,206,079	$(64,403)	$1,395,437	$61,817,801

Adjustments to Goodwill for the period ending September 30, 2005
	Total at 9/30/05	Adjustments for identifiable intangibles	Adjustments for equity analysis initial acq.	Adjustments analysis contingent payments during 2003	Adjustments analysis contingent payments during 2004	Adjustments analysis contingent payments during 2005	Adjustments for other during 2005	Restated Total at 9/30/05
Advanced Orthopedics of South Florida (AOSF)	$3,980,153	$(66,586)	-	-	-	-	-	$3,913,567
Rothbart Pain Clinic (RPC)	2,364,660	(96,738)	-	(64,403)	3,464	-	-	2,206,983
Pain & Rehabilitation Network (PRN)	2,420,248	(19,786)	(200,000)	-	466,666	28,835	-	2,695,963
Medical Rehabilitation Specialists (MRS)	4,513,281	(37,590)	825,000	-	(60,109)	43,238	-	5,283,820
Associated Physicians Group (APG)	4,811,251	(92,893)	2,145,000	-	985,416	-	-	7,848,774
Spine & Pain Center (SPC)	1,729,830	(28,670)	122,222	-	-	29,880	-	1,853,262
Health Care Center of Tampa (HCCT)	4,465,410	(58,096)	895,102	-	-	70,248	-	5,372,664
Bone & Joint Surgical Clinic (BJSC)	3,546,143	(139,272)	558,154	-	-	27,439	-	3,992,464
Kenneth M. Alo, M.D., P.A.(KMA)	4,695,879	(24,937)	738,889	-	-	42,683	-	5,452,514
Denver Pain Management (DPM)	4,308,600	-	(22,000)			-	-	4,286,600
Georgia Surgical Centers, Inc(GSC)	2,758,379	(18,059)	157,197	-	-	(26,911)	-	2,870,606
Dyamic Rehabilitation Centers, Inc. (Dynamic)	5,383,103	(88,301)	435,885	-	-	(21,077)	-	5,709,610
Rick Taylor, D.O., P.A. (Taylor)	5,181,361	(74,030)	365,542	-	-	(32,583)	-	5,440,290
Benjamin Zolper, M.D., P.A.(Zolper)	2,046,448	(51,543)	185,088	-	-	(1,382)	-	2,178,611
Center for Pain Management (CPM)	13,184,696	(160,721)	3,687,500	-	-	-	-	16,711,475
Colorado Pain Specialists (CPS)	4,465,670	(67,856)	1,202,804	-	-	-	-	5,600,618
Lake Worth Surgery Center (Alpha)	7,045,958	(208,573)	126,563	-	-	-	-	6,963,948
Gables Surgery Center (Beta)	6,252,840	(224,550)	286,646	-	-	-	240,588	6,555,524
Piedmont Center for Spinal Disorders (Cohen)	1,915,735	(17,158)	122,086	-	-	-	-	2,020,663

Total Goodwill	$85,069,645	$(1,475,359)	$11,631,678	$(64,403)	$1,395,437	$160,370	$240,588	$96,957,956

Response to SEC
Comment Letter dated July 26, 2006

9)	“Please clarify in the filing why the Due from Shareholder line item was restated.”

              The information in the following table will be added to the amended Form 10-K for the year 2005 that the Company will file shortly.

                                        Adjustments to due from shareholder

		Accounting for
	As previously	Denver Pain
Period ending	reported	Management (a)	As restated
December 31, 2004	1,794,957	(1,388,731)	406,226

September 30, 2005	2,954,586	(1,388,731)	1,565,855

(a) This adjustment is for the correction in accounting for this entity as an intangible contract right instead of as a consolidated practice acquisition. See response #2 (See footnote #X).
10.

“Please tell us why the restated amount for the nine months ended September 30, 2005 was $6,735,862 for Compensation expense – variable stock options in your response dated June 2, 2006, but the amount was only $2,382,259 for the year ended December 31, 2005 in your Form 10-K for the year ended December 31, 2005. If the change is due to the change in fair value under variable accounting, disclose that fact. If not, explain the reason for the change and provide us a calculation.”

       The amount of compensation expense for the variable options was $6,735,862 for the nine months ending September 30, 2005. For the fourth quarter the amount was for a benefit of $4,353,603. The twelve months ending December 31, 2005, therefore, reflect a total amount for compensation expense of $2,382,259. The information in bold type below will be added to the amended Form 10-K for the year 2005 that the Company will file shortly:

       “The variable option compensation expense for the three months ending December 31, 2005 reflected a benefit of $4,353,603 due to changes in fair value under variable accounting.”

11.	“Please tell us why derivative expense for the nine months ended September 30, 2005 as restated was $10,203,350, but only $7,005,502 for the twelve months ended December 31, 2005. Clarify in the filing if the decrease was strictly due to a change in fair value of the derivative in the fourth quarter of

Response to SEC
Comment Letter dated July 26, 2006

2005 and, if not, explain the reason for the change and provide us a calculation of the change.”

       The amount of derivative expense was $10,103,350 for the nine months ending September 30, 2005. For the fourth quarter the amount was for a benefit of $3,097,848. The twelve months ending December 31, 2005, therefore, reflect a total amount for derivative expense of $7,005,502. The information in bold type below will be added to the amended Form 10-K for the year 2005 that the Company will file shortly:

       “The derivative expense for the three months ending December 31, 2005 reflected a benefit of $3,097,848 due to changes in fair value to the derivative.”

12.	“Please clarify the composition of the “Compensation Expense” restatements on the balance sheet on page F-19. Clarify to us why the amounts do not agree with the statement of operations.”

       The information in bold type and the table presented below will be added to the amended Form 10-K for the year 2005 that the Company will file shortly. The amounts for Accrued compensation expense on the balance sheet do not agree with the Statements of Operations because not all periods were presented for the Statement of Operations. Please see the chart below for the year by year amount of adjustments that were necessary for the fair value computation. Our response to Item #2 provides additional detail for the filing.

For the period ending:	Accrued compensation
Adjustments

12/31/2001	16,000
12/31/2002	855,000
12/31/2003	13,532,700
12/31/2004	356,590
9/30/2005	6,735,863
$ 21,496,153

13.	“Provide us an analysis of the change in Additional paid-in capital and Retained Earnings and clarify where those adjustments were discussed in Note 2.”

       The information in bold type and the table presented below will be added to the amended Form 10-K for the year 2005 that the Company will file shortly. The changes in retained earnings are due to the derivative instruments, accounting for stock options, accounting for purchase acquisitions, and provision for income taxes. Our response to item #1 provides the details

Response to SEC
Comment Letter dated July 26, 2006

for changes in the Statement of Operations for all periods. The table below reflects these changes in summary form:

For the period ending:	Retained Earnings
	As Previously Reported	Accumulated Adjustments	As Restated

12/31/2000	(494,351)	(1,919)	(496,270)
12/31/2001	(148,547)	(178,200)	(326,747)
12/31/2002	556,487	(1,215,873)	(659,386)
12/31/2003	1,769,393	(13,911,622)	(12,142,229)
12/31/2004	7,499,546	(21,143,257)	(13,643,711)
9/30/2005	16,610,811	(37,538,458)	(20,927,647)

       The changes to additional paid in capital are due to the derivative instruments, accounting for purchase acquisitions, and provision for income taxes. Our response to item #1 provides the details for changes in the Balance Sheet for all periods. The table below reflects these changes in summary form:

For the period ending:
	As Previously Reported	Accumulated Adjustments	As Restated

12/31/2001	2,640,689	54,400	2,695,089
12/31/2002	7,019,246	(273,000)	6,746,246
12/31/2003	21,700,894	2,447,976	24,148,870
12/31/2004	47,995,110	7,544,577	55,539,687
9/30/2005	85,243,879	15,220,093	100,463,972

14.	“Please revise to present a restated Statements of Operations for the nine months ended September 30, 2005.”

       The information in the table presented below will be added to the amended Form 10-K for the year 2005 that the Company will file shortly. Please see the Statement of Operations for the period ending September 30, 2005:

Response to SEC Comment Letter dated July 26, 2006 Page 12 of 14

Pain Care Holdings, Inc.
Consolidated Statement of Operations
For the Nine Months Ending September 30, 2005

September 30, 2005
(As restated)
Pain Management	$ 35,460,297
Surgeries	4,444,255
Ancillary Services	11,083,701

Total Revenues	50,988,253

Cost of Sales	8,295,102
Gross Profit	42,693,151
General and administrative	30,981,678
Amortization expense	872,271
Depreciation expense	924,542

Operating Income	9,914,660
Interest expense	3,797,438
Derivative expense	10,103,350
Other income	235,321

Income before income taxes	(3,750,807)
Provision for income taxes	3,155,996

Income before minority interests' share	(6,906,803)
Less: Minority interest's share	377,132

Net income	$ (7,283,935)

15)	“Please provide the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company as well as paragraph 4(b), which states that the certifying officer has designed internal control over financial reporting (or caused to be designed under their supervision) as this language is required under Item 308(a) and (b) of Regulation S-K.”

       The information in bold type presented below will be added to the amended Form 10-K for the year 2005 that the Company will file shortly:

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Randy Lubinsky, certify that:

1. I have reviewed this Annual Report on Form 10-K of PainCare Holdings, Inc.;

Response to SEC
Comment Letter dated July 26, 2006

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f)) for the registrant and have:

	a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

	a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: June 1, 2006
/s/ Randy Lubinsky
Randy Lubinsky, Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Mark Szporka, certify that:

1.	I have reviewed this Annual Report on Form 10-K of PainCare Holdings, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

Response to SEC
Comment Letter dated July 26, 2006

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f) for the registrant and have:

	a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

	a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: June 1, 2006

/s/ Mark Szporka
Mark Szporka, Chief Financial & Accounting Officer

Should you have any questions, please feel free to contact me.

Sincerely,

/s/ Mark Szporka
Mark Szporka
Chief Financial & Accounting Officer